As filed with the Securities and Exchange Commission on December 29, 2008

Registration No. 333-81394

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST-EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

PORTUGAL

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(c) may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statements on Form F-6 of the registrant (Registration Nos. 333-11200, 333-10500, and 333-07652).

The prospectus consists of the proposed revised Form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 15, 16 and 18

securities

(iii)  The collection and distribution of dividends

Articles number 4, 12, 13, 15 and 18

(iv)  The transmission of notices, reports and proxy

Articles number 11, 15, 16, and 18

soliciting material

(v)  The sale or exercise of rights

Articles number 13, 14, 15, and 18

(vi)  The deposit or sale of securities resulting from

Articles number 12, 13, 15, 17

dividends, splits or plans of reorganization

and 18

(vii)  Amendment, extension or termination of the

Articles number 20 and 21

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 11

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to deposit or

Articles number 2, 3, 4, 5, 6, 8 and

withdraw the underlying securities

22

(x)  Limitation upon the liability of the depositary

Articles number 14, 18, 19, 21 and 23

3.  Fees and Charges

Articles number4, 7, 8 and 12

Item – 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of May 10, 1995, as amended and restated as of September 12, 1997, and as further amended and restated as of June 25, 1999, and as further amended and restated as of ___________, 2009 among Portugal Telecom, SGPS, S.A., The Bank of New York Mellon as Depositary, and all Owners and holders from time to time of American Depositary Shares issued thereunder. – Filed herewith as Exhibit 1.

b.

Letter agreement among Portugal Telecom, S.A. and The Bank of New York relating to pre-release activities. – Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Previously Filed.

e.

Certification under Rule 466. – Not Applicable.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, December 29, 2008.

Legal entity created by the agreement for the issuance of American Depositary Shares for ordinary shares, nominal value Euro 0.03 each, of Portugal Telecom, SGPS, S.A.

By:

The Bank of New York Mellon,
 As Depositary

By:  /s/ Joanne F. DiGiovanni

Name:  Joanne F. DiGiovanni

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, Portugal Telecom, SGPS, S.A. has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Lisbon, Portugal on December 29, 2008.

PORTUGAL TELECOM, SGPS, S.A.

By:  /s/ Zeinal Abedin Mahomed Bava
Name:  Zeinal Abedin Mahomed Bava
Title:    Chief Executive Officer

By:  /s/ Luis Miguel da Fonseca Pacheco de Melo
Name:  Luis Miguel da Fonseca Pacheco de Melo
Title:    Chief Financial Officer

Each person whose signature appears below hereby constitutes and appoints Zeinal Abedin Mahomed Bava and Luis Miguel da Fonseca Pacheco de Melo, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on December 29, 2008.

/s/ Henrique Manuel Fusco Granadeiro

Name:

Henrique Manuel Fusco Granadeiro

Title:

Chairman of the Board of Directors

/s/ Zeinal Abedin Mahomed Bava

Name:

Zeinal Abedin Mahomed Bava

Title:

Chief Executive Officer (Principal Executive Officer) and Director

/s/ Luis Miguel da Fonseca Pacheco de Melo

Name:

Luis Miguel da Fonseca Pacheco de Melo

Title:

Chief Financial Officer (Principal Financial Officer) and Director

/s/ António Aleixo Claudino Caria

Name:

António Aleixo Claudino Caria

Title:

Director

/s/ Rui Pedro Barroso Soares

Name:

Rui Pedro Barroso Soares

Title:

Director

________________________________

Name:

Santiago Fernandéz Valbuena

Title:

Director

________________________________

Name:

José Maria Álvarez-Pallette López

Title:

Director

/s/ Joaquim Aníbal Brito Freixial de Goes

Name:

Joaquim Aníbal Brito Freixial de Goes

Title:

Director

/s/ Amílcar Carlos Ferreira de Morais Pires

Name:

Amílcar Carlos Ferreira de Morais Pires

Title:

Director

________________________________

Name:

Francisco Manuel Marques Bandeira

Title:

Director

________________________________

Name:

Jorge Humberto Correia Tomé

Title:

Director

________________________________

Name:

Nuno Rocha dos Santos de Almeida e Vasconcellos

Title:

Director

/s/ Rafael Luís Mora Funes

Name:

Rafael Luís Mora Funes

Title:

Director

/s/ João Manuel de Mello Franco

Name:

João Manuel de Mello Franco

Title:

Director

/s/ Thomaz de Mello Paes de Vasconcellos

Name:

Thomaz de Mello Paes de Vasconcellos

Title:

Director

/s/ José Guilherme Xavier de Basto

Name:

José Guilherme Xavier de Basto

Title:

Director

________________________________

Name:

Franquelim Fernando Garcia Alves

Title:

Director

/s/ Gerald Stephen McGowan

Name:

Gerald Stephen McGowan

Title:

Director

/s/ Francisco Teixeira Pereira Soares

Name:

Francisco Teixeira Pereira Soares

Title:

Director

/s/ Fernando Henrique Viana Soares Carneiro

Name:

Fernando Henrique Viana Soares Carneiro

Title:

Director

/s/ Luís Filipe Rolim de Azevedo Coutinho

Name:

Luís Filipe Rolim de Azevedo Coutinho

Title:

Director

/s/ Francisco José Meira Silva Nunes

Name:

Francisco José Meira Silva Nunes

Title:

Principal Accounting Officer

/s/ Donald J. Puglisi

Name:

Donald J. Puglisi

Title:

Authorized U.S. Representative

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Deposit Agreement dated as of May 10, 1995, as amended and restated as of September 12, 1997, and as further amended and restated as of June 25, 1999, and as further amended and restated

as of ___________, 2009 among Portugal Telecom, SGPS, S.A., The

Bank of New York Mellon, as Depositary, and all Owners and holders from time to time of American Depositary Shares issued thereunder.

    2

Letter agreement among Portugal Telecom, S.A. and The Bank of New

York relating to pre-release activities.

4

Opinion of Emmet, Marvin & Martin, LLP. - Previously Filed.